December 18, 2024

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman , KY1-1104
Cayman Islands

       Re: Adlai Nortye Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41773
Dear Vicky Zhang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023
Item 3D. Risk Factors
Summary of Risk Factors, page 5

1. In future filings, in your summary of risk factors, please disclose with greater specificity the significant regulatory, liquidity and enforcement risks that your corporate structure and being based in or having the majority of the
company   s
       operations in China poses to investors. In particular, describe:
           Risks and uncertainties arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and
           The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
           Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder
 December 18, 2024
Page 2

          your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 5. Operating and Financial Review and Prospects
Research and development expenses, page 133

2. We note from the pipeline table on page 70 that you have three clinical stage drug product candidates, AN2025, AN0025 and AN4005. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of
       Operations.
Index to Consolidated Financial Statements, page F-1

3. We note that you have only provided two years of audited financial statements under
       Item 18 of Form 20-F. Please tell us how this presentation is in accordance with Item
       8.A.2 of Form 20-F and its related Instructions.
General

4. We note the changes made to your disclosure appearing in Item 3. Key Information and Item 3D. Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior review of your registration statement on Form F-1 that was declared effective by the SEC on
       September 28, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures.

       The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power to
       direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.


       The Sample Letters also sought specific disclosures relating to risks and uncertainties regarding the interpretation and enforcement of PRC rules and regulations, which can change quickly with little advance notice. We do not believe that your revised disclosure regarding the PRC government's "intent to strengthen its regulatory oversight" or efforts with respect to the "process of perfecting" the legal system adequately conveys the same risks. In future filings, please restore your disclosures in
 December 18, 2024
Page 3

       these areas to the disclosures as they existed your registration statement on Form F-1 declared effective on September 28, 2023. As examples, and without limitation, we note that your disclosure in your Annual Report on Form 20-F does not contain clear disclosure that (i) in recent statements, the Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas; (ii) the
       PRC government has significant oversight and discretion over the conduct of your business and may intervene in, exert control over, or influence your operations at any time with little or no advance notice, which could result in a material change in your operations and/or the value of your securities; and (iii) uncertainties in the PRC legal system with respect to the implementation and interpretation of rules and regulations, including the possibility of changes thereto with little advance notice, may create material risks to the company and its securityholders, including the risk of protracted legal proceedings and substantial related costs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences